May 6, 2013

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed: February 12, 2013

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated April 26, 2013, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2012 (“Form 10-K”). For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

Accounting for Acquisitions, page 32

1.	We note that with respect to business combinations that include towers that the Company leases or operates, such as the T-Mobile Towers and Sprint Towers, the Company evaluates such agreements to determine treatment as capital or operating leases and identification of any bargain purchase option. Also, per the third paragraph of Note 1, you stated that “The Company has the option to purchase these towers from T-Mobile at the end of the respective lease or sublease terms for aggregate option payments of approximately $2.0 billion.” It is unclear how you determined that you have a bargain purchase option with respect to the towers in the T-Mobile transaction since it appears that there is no significant difference between the amount you paid in the acquisition and the purchase option. Tell us more in detail how you evaluated the bargain purchase option in the T-Mobile transaction.

Company Response:

You are correct that, as disclosed on page 32 of the Company’s Form 10-K for the year ended December 31, 2012 (“Form 10-K”), the Company considers whether any bargain purchase options are included in its business combinations. In the case of the purchase options relating to the T-Mobile Acquisition (as defined in the Form 10-K), the Company concluded that such aggregate purchase option payments of approximately $2.0 billion (to purchase, between 2035 and 2049, the towers that the Company does not otherwise already own at the end of the respective lease or sublease terms) do not constitute a bargain purchase option(s). This conclusion was based upon several factors, including (i) the magnitude of the purchase option payments, $2.0 billion, which, as you correctly noted, is not significantly different than the amount the Company paid at closing in the T-Mobile Acquisition and (ii) the considerable uncertainty as to whether the Company will ultimately exercise the options and make such option payments, due to the substantial amount of time (ranging from 23 to 37 years) between the T-Mobile Acquisition date and the option exercise and payment dates.

Staff Comment:

Potential Future Borrowings of Incremental Debt, page 35

6. Debt and Other Obligations, page 58

2.	Please clarify your footnote disclosure to explain how you calculated the weighted-average stated coupon rate for fixed rate debt. For instance, it is unclear how you derived a weighted-average stated coupon rate of 2.8% in year 2017 based on debt with contractual maturity date of 2017 as reported in note 6. Additionally, please include a footnote describing how you derived the average interest rate for variable rate debt. Refer to the Appendix to Item 305 of Regulation S-K.

Company Response:

In the Form 10-K, the Company provides disclosure pursuant to Item 305(a) of Regulation S-K in two ways: (i) through sensitivity analysis (“Sensitivity Analysis”) on page 35 (under “Floating Rate Debt”) with respect to variable rate debt and (ii) through the table on page 36 (“Market Risk Table”) with respect to fixed rate debt (disclosure in the Market Risk Table regarding variable rate debt is provided as complementary disclosure).

The disclosure set forth in the Market Risk Table, including the average interest rate, is calculated (i) after giving effect to financing events occurring after the balance sheet date, and (ii) using the weighted-average stated coupon rate based on contractual maturities dates. For example, the average interest rate presented in the Market Risk Table for 2017 is predominately inclusive of the interest rate associated with the $500 million aggregate principal amount of 2.381% notes (a tranche of notes within the 2012 Secured Notes, as further described in footnote (m) to note 6 to the consolidated financial statements (“Note 6”)) but exclusive of the interest rate associated with the 7.75% Secured Notes, as such notes were redeemed in January 2013. In future filings, the Company will clarify the footnote disclosure to the Market Risk Table to explain the calculation of the interest rate for years with significant principal amounts, such as 2017.

In addition, in future filings, the Company will disclose (i) that the weighted-average interest rate for variable debt in the Market Risk Table is based upon rates currently in effect, (ii) a description of the variable rate debt consistent with footnote (c) of Note 6, including the description of the LIBOR floor (see page 58 of the Form 10-K) and (iii) the appropriate cross-reference to the Sensitivity Analysis.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown
Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage
Cc:	Ivette Leon
Cc:	Kathryn Jacobson

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